Tikcro Technologies Closes Funding into BioCancell


Tel Aviv, Israel, July 31, 2008 -- Tikcro Technologies Ltd. (OTC BB: TIKRF), today announced the closing of the agreement to provide BioCancell Therapeutics, Inc., a clinical-stage biopharmaceutical company, with $2.5 million in funding to continue clinical trials of its drugs for the treatment of superficial bladder carcinoma, ovarian and pancreatic cancers.

The following is a description of BioCancell's clinical trials with its leading drug BC-819:

         - Superficial bladder carcinoma cancer

                  - commenced Phase IIb trial in 7 centers in Israel and in the
                    U.S. of intermediate-risk superficial bladder cancer.

         - Pancreatic cancer

                  - preparing for a multi center Phase I/IIa clinical trial for the treatment of pancreatic cancer.
                  - trial is expected  at the Massey  Cancer  Center of Virginia
                    Commonwealth University in the U.S. and at the Tel Hashomer Sheba Medical Center in Israel.

         - Ovarian cancer

                  - preparing for a multi center Phase I/IIa clinical trial for the treatment of ovarian cancer.
                  - Ongoing experimental treatment of ovarian cancer conducted with a single patient in a leading medical cancer center in Israel resulted with improvement in clinical condition, a decrease of 50% in the ovarian cancer marker protein CA-125 in the patient's blood, and a significant decrease in the number of cancerous cells in the ascites.

Tikcro will provide BioCancell with $2.5 million in funding, out of which $2.0 million is allocated to a four-year convertible note with an exercise price of $0.72 per share, and $0.5 million is in the form of BioCancell common stock for a price of $0.60 per share. In addition, Tikcro will receive a five-year warrant with an exercise price of $0.72 per share, for an aggregate exercise price of approximately $3.0 million. As of July 29, 2008 the closing share price of BioCancell was $0.60. Under the agreement, the share price, conversion and exercise price were adjusted to reflect changes in the share price of BioCancell on TASE through the closing date.

Tikcro now holds approximately 6% of the outstanding capital stock of BioCancell. If the notes are converted in full, Tikcro will hold an aggregate of approximately 24% of BioCancell's outstanding capital. If the notes are converted and the warrants are exercised in full, Tikcro will hold an aggregate of approximately 39% of BioCancell's outstanding capital stock. This calculation takes into account the share issuance required to support such conversion and exercise.

Mr. Aviv Boim, Tikcro's CEO will begin serving as a member of the Board of BioCancell. Existing shareholders of BioCancell, Clal Biotechnology Industries Ltd. and Provident Fund of the Employees of the Hebrew University of Jerusalem in Israel participated with additional funding of approximately $1.2 million.

More information about BioCancell is available on its website at:
www.biocancell.com.


About Tikcro Technologies:
Tikcro identifies potential technologies with a view to acquiring stakes in, and directing the development of, one or more operating companies in the technology area. Tikcro is headquartered in Tel Aviv, Israel. For more information, visit the Tikcro website at:www.tikcro.com.

Safe Harbor Statement

Certain of the statements contained herein may be considered forward-looking statements that involve risks and uncertainties including, but not limited to, risks that the transaction described in the press release will not be consummated and risks related to the operations of the Company's portfolio companies, early stage nature of operations and the need to raise additional funds to support these operations, including BioCancell Therapeutics, Inc., an early stage pharmaceutical company active in the development and trial of target gene-based drugs for the treatment of superficial bladder carcinoma, ovarian and pancreatic cancer. Please see the risks and uncertainties set forth in the Company's SEC reports including the Company's Form 20-F. Actual results may materially differ. Results of operations in any past period should not be considered indicative of the results to be expected for future periods. We undertake no duty to update any forward-looking information.